SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                             (Amendment No. ____)(1)



                       MULTI-LINK TELECOMMUNICATIONS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, No Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    62541M107
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  June 30, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)


-----------------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                        (Cover Page continued on Page 2)

---------------------                                      ---------------------
CUSIP No. 62541M107                                          Page 2 of 5 pages
---------------------                                      ---------------------

========= =======================================================================================================
   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Glenayre Technologies, Inc.
--------- -------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                      (a)  [ ]

                                                                                                      (b)  [ ]
--------- -------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY

--------- -------------------------------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware Corporation
------------- ------ --------------------------------------------------------------------------------------------
                5    SOLE VOTING POWER
 NUMBER OF           364,439
  SHARES      ------ --------------------------------------------------------------------------------------------
 BENEFI-        6    SHARED VOTING POWER
  CALLY              364,439
OWNED BY      ------ --------------------------------------------------------------------------------------------
  EACH          7    SOLE DISPOSITIVE POWER
REPORTING            364,439
 PERSON       ------ --------------------------------------------------------------------------------------------
  WITH:         8    SHARED DISPOSITIVE POWER
                     364,439
--------- -------------------------------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          364,439
--------- -------------------------------------------------------------------------------------------------------
   10     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See
          Instructions)  [ ]
--------- -------------------------------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          8.80%
--------- -------------------------------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON (See Instructions)
          IN
========= =======================================================================================================

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

      Item 1.     (a)      Name of issuer:  Multi-Link Telecommunications, Inc.

                  (b)      Address of issuer's principal executive offices:

                           4704 Harlan Street, Suite 420
                           Denver, Colorado 80212

      Item 2.     (a)      Name of persons filing:  Glenayre Technologies, Inc.

                  (b) Address of principal business office or, if none, residence:

                           5935 Carnegie Boulevard, Suite 300
                           Charlotte, North Carolina 28209

                  (c)      Citizenship:  Delaware Corporation

                  (d) Title of class of securities: Common Stock, no par value

                  (e)      CUSIP No.:  62541M107

      Item 3. If this statement is filed pursuant to ss.ss. 240.13d-1(b) or ss.ss. 240.13d-2(b) or (c), check whether the person filing is a:

                  If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

      Item 4.     Ownership

                  (a)      Amount beneficially owned:  364,439

                  (b)      Percent of class:  8.80%

                  Based on approximately 4,141,947 shares of Common Stock outstanding, consisting of 3,937,508 shares outstanding as of May 12, 2000 as reported in the issuer's Form 10-Q SB for the quarterly period ended on March 31, 2000 and filed with the commission, the issuance by the issuer of 104,439 shares to Glenayre Technologies, Inc. and the pro forma issuance to Glenayre Technologies, Inc. of 100,000 shares upon exercise of a currently excercisable warrant to purchase such shares at a price of $14.3625 per share, subject to adjustment.

                  (c)      Number of shares as to which such person has:

                           (i)      Sole power to vote or direct the vote:
                                    364,439

                           (ii)     Shared power to vote or direct the vote:
                                    364,439

                           (iii)    Sole power to dispose or direct the
                                    disposition of:  364,439

                           (iv) Shared power to dispose or direct the disposition of: 364,439

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

      Item 5.     Ownership of 5 Percent or Less of a Class

                  Not applicable.

      Item 6.     Ownership of More than 5 Percent on Behalf of Another Person

                  Not applicable.

       Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

                  Not applicable.

      Item 8.     Identification and Classification of Members of the Group

                  Not applicable.

      Item 9.     Notice of Dissolution of Group

                  Not applicable.

      Item 10.    Certification

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                           July 7, 2000
                                       -----------------------------------------
                                                               Date


                                                           s/ Bert Klein
                                       -----------------------------------------
                                             Bert Klein
                                             Senior Vice President
                                             Glenayre Technologies, Inc.

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